SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item
1.	Translation of a letter to CONASEV, dated March 22, 2007, regarding the Board of Directors’ Meeting held on that date.

2.	Translation of a letter to CONASEV, dated April 10, 2007, regarding the terms and conditions of the 7th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú.

3.	Translation of a letter to CONASEV, dated April 20, 2007, regarding the Board of Directors’ meeting held on April 19, 2007.

Item 1.

Lima, March 22, 2007

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs,

According to the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications we hereby inform you that Telefónica del Perú S.A.A. Board of Directors’ Meeting in their session carried out today, embraced the motions formulated by the President in execution of the faculties delegated to him by the Board of Directors on the 12th of February, 2007. Said motions were registered in the market, in quality of key events of the day February 13th, 2007 and will be submitted to the consideration of the Mandatory Annual Shareholders’ Meeting, and of the Special Meeting of Class B Shareholders convened in the first summon on the day March 23th of 2007.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

Item 2

Lima, April 10, 2007

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you the terms and conditions of the 7th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú, according to the advertisement that will be published tomorrow, enclosed herewith.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

Telefónica del Perú S.A.A.

Fourth Program of Bonds of Telefónica del Perú—Seventh Issue

Up to S/. 100,000,000

Public Offering of Corporate Bonds

CONASEV Resolution No. 039-2006-EF/94.11

Telefónica del Perú S.A.A. (“Telefónica del Perú” or the “ISSUER”), corporation duly incorporated under the laws of the Republic of Perú, has agreed to issue values through corporate bonds (“Fourth Program of Bonds of Telefónica del Perú – Seventh Issue” approved by CONASEV Resolution No. 039-2006-EF/94.11) up to a total of S/. 100,000,000 within the Fourth Program of Bonds of Telefónica del Perú. The Bonds of the Fourth Program of bonds Telefónica del Perú– Seventh Issuance will be issued in one or more series.

According to its bylaws, Telefónica del Perú is dedicated to the exploitation and rendering of telecommunications services.

Terms and conditions of the Fourth Program of Bonds Telefónica del Perú –Seventh Issuance:

Issuer:	Telefónica del Perú S.A.A.

Denomination:	Fourth Program of Corporate Bonds of Telefónica del Perú – Seventh Issuance

Amount of the registered issuance:	Up to S/. 100,000,000.00

Amount of the auction:	Up to S/. 30,000,000.00, which could be increased up to the total of the registered issue.

Currency of issue:	Nuevos Soles

Nominal Value:	S/. 5,000.00 each

Serial:	Serial C

Term:	3 years from the date of issue.

Allocation price:	At par value

Interest rate:	To be submitted to auction as annual nominal rate and considering a 360 day - year. The interests will be calculated on the principal amount.

Payment of interests:

At the end of each semester, the computation of the first semester will be initiated in the date of the respective issuance.

1° Coupon             10/15/2007             4° Coupon             04/13/2009

2° Coupon             04/14/2008             5° Coupon             10/13/2009

3° Coupon             10/13/2008             6° Coupon             04/13/2010

In case the expiration of the corresponding period corresponds to a non-working day, the day of payment of interests will be on the first following working day. The holders of the bonds will not have the right to perceive interests by said due to such delay.

Performance:	It will be the one established by the Issuer in coordination with the placing agent according to the procedure of placement described in the Complementary Prospectus.

Mechanism of assignment and awarding:	Dutch Auction with the possibility of extending the amount. According to the procedure of allocation established in the Complementary Prospectus, the Issuer can extend the value to be awarded to an amount that, added to the values in circulation of other Series issued inside the respective Issue, does not exceed the maximum value established for the respective Issue.

Informative prospectus:	The Prospectus Marco and Complementary and its updatings are available for the investors and can be requested to the placing agent or the Issuer or for consultation in CONASEV.

Amortization:	100% of the principal will be paid off in the date of redemption.

Class:	Nominative, indivisible and they are noted in account in CAVALI ICLV S.A.

Risk classification:	Apoyo & Asociados Internacionales S.A.C. AAA (pe) Class & Asociados S.A AAA

Payments:	Will be carried out in Nuevos Soles.

Place and agent of payment:	CAVALI ICLV S.A., Pasaje Acuña 106, Lima 1.

Placing agent :	Continental Bolsa S.A. SAB.

Period of receipt of purchase orders:	Starting 9:00 a.m. and ending at 1:00 p.m. on Thursday April 12, 2007. It is possible to present several proposals with rates tiered in 1/16.

Date of auction:	Thursday April 12, 2007.

Date of Issue:	Friday April 13, 2007

Date of Maturity:	Tuesday April 13, 2010.

Term of liquidation:	By 11:00 a.m. of the first working day after the auction, that is Friday April 13, 2007, through funds transfer via BCR or direct payment in Continental Bolsa S.A.B. in the account indicated in the purchase order.

Place of delivery of the purchase orders:	By facsimile or letter, – Attention Mr. Placement, Av. República de Panamá 3065, 2° piso, San Isidro, Lima. Telephones 211-1540, 211-1597 and 211-1543. Facsimiles 211-1598, 211-1593 and 211-1599.

Representative of the Bondholders:	BBVA Banco Continental

Investors:	Corporate and public in general.

Notice to awardees by facsimile:	Thursday April 12, 2007 starting the 5:00 p.m., and ending at 7:00 p.m.

Important notice:	Telefónica del Perú S.A.A. reserves the right to suspend or to terminate this offering up to the time, before starting the awarding of the values.

For more detailed information of the offering is necessary that the investor revise the Prospectus Marco and Complementary corresponding, the same that can be remitted by e-mail or electronic mail, subject to request to the Placing agent or the Issuer, or to be consulted in CONASEV.

Telefónica del Perú S.A.A.

Issuer

Structuring Agent	Placing Agent

Item 3

Lima, April 20, 2007

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that yesterday, the Board of Directors adopted the following decisions which are considered key events:

•	The formulation of the company’s individual and consolidated financial statements for the 2007’s first quarter.

•	Enclosed please find the Managing Report regarding the consolidated financial statements.

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Quarterly Results

Telefónica del Perú S.A.A. and Subsidiaries

January - March 2007

Significant Events

A summary containing the most significant events since January 2007 is presented below:

1.	On February 12, 2007, the Board of Directors:

•	Approved the individual and consolidated financial statements related to the fourth quarter 2006.

•

Delegated power to Company’s employees allowing them to establish the date to be hold the Extraordinary Class B Shareholders’ Meeting and the Annual Shareholders’ Meeting; establish the corresponding agenda; formulate the proposals and, in general, take the necessary or convenient measures aiming to proceed normally in its development.

2.	On March 23, 2007, the Annual Shareholders’ Meetings and the Extraordinary class B Shareholders’ Meeting took the following resolutions:

Annual Shareholders’ Meeting

•	Approved the individual and consolidated audited financial statements for the fiscal year 2006.

•

Approved that the whole net income, minus the legal reserve, be allocated on the accumulated earnings line for its later application. Delegated power to Board of Directors who, judging its convenience and after analyzing the Company’s financial situation: (i) decide about the destination of accumulated earnings which could be used to pay the dividends in one or more steps, and for this purpose they are authorized to decide the amount as well as any other required aspect (ii) set a provisory dividend based on the definitive one to be approved by the Annual Shareholders’ Meeting to be held in 2008 regarding the fiscal year 2007.

•	Delegated power to the Board of Directors choosing the external auditors for the fiscal year 2007.

•	Set the Directors’ remuneration on the same amount for the current fiscal year.

•	Changed the article 33 of the Company’s Bylaws, establishing that the Board of Directors should meet at least quarterly.

Extraordinary Class B Shareholders’ Meeting

•	Appointed as alternate directors José María Álvarez Pallete López, Julia María Morales Valentín and Ernesto López Mozo.

Discussion and analysis of the first quarter results ended on March 31, 2007.

Its recommended the reading of this report along with the corresponding financial statements and their notes, presented at the same time, since they form integral part of this document and contain complementary information.

Economic Environment

During the first quarter 2007, the Peruvian economy kept its economic dynamism, since the Gross Domestic Product (GDP) rose by 7.6% over the first quarter 2006. Continuing with the trend of the last year, the sectors that showed more growth were civil architecture, commerce and non-primary manufacture. Regarding expenses, it is important to highlight internal demand and, in particular, private investment.

Consumer Price Index variations recorded moderated rises in the first quarter (0.62%), fundamentally by seasonal factors such as beginning of school period and supply problems of some foods. Over the last 12 months, the inflation rate (0.25%) stood below the lower range of the goal of 2% recently changed by the Central Bank (BCR).

In the last months, the US dollar faced strong downward pressures due to increase of foreign currency caused by higher exports level and flows of speculative financial investment. Also, the exchange rate appreciated 0.4% in the first quarter 2007, and analysts expect that this trend goes on for more few months. On this scenario and looking forward, the BCR made some US dollar purchases for US$1,152 billion, increasing Net International Reserved to US$18,427 billion at the end of March, level 31% higher when compared to 1Q06.

Finally, the Lima Stock Exchange has Kept high yields of when compared to other Latin America stock exchanges. Thus, its General Index shows a yield 40% during the 1Q07. On the other hand, the country risk, measured by the EMBI+, fell 10 b.p. in the first quarter 2007, in line with the regional trend.

Competitive Environment

During the first quarter 2007, Telefónica del Perú has worked with success in the implementation of the agreement established with the government in last December.

Until this date, it was accomplished in its totality, or presented in advanced stage, the accomplish (in accordance with the expected) of each one of the agreements established. Among agreements can be highlighted the tariff reduction up to 29% in main basic telephony plans; enlargement of the period for usage of pre-paid cards (Cards 147 and Holaperú) that now reach 180 days, reduction of public telephony tariffs; implementation of tariff plans per second and; investments of US$90 million to expand services, in line with the Telefónica Group’s commitment of invest US$1 billion until the year 2010 in Peru.

The Peruvian Telecommunication market has been increasingly competitive. Telmex and Americatel have been focused in creating bundle of products (local and long distance telephony together with Broadband of different modalities).

In the Subscription TV market, the Telmex Group acquired in 1Q07, Cable Express to its incursion into the residential market. Other competitors that also are presented in this specific market are DirecTV and the Colombian corporation ISA in the residential side.

Operating Revenues1

The Company’s operating revenues for 1Q07 reached S/. 1,114 million, a 1.0% decrease over 1Q06. This result is mainly due to lower revenues from Public and Rural Telephony (22.1%), Local Telephony (3.7%) and Data and Information Technology (4.1%), which could not be offset by the increase of Internet revenues (26.1%), Subscription TV (17.0%), Long Distance (3.9%) and others (14.3%).

The Company continues to develop its commercial strategy based on market penetration through the offer of services: basic telephony, broadband and Subscription TV products to attend specific needs of each market segment, as well as through campaigns to keep customer loyalty. Thus, in the

1	In May 2006, the merger between Telefónica Empresas S.A.A. and Telefónica del Perú S.A.A. was effective as such approved in the General Shareholders’ Meeting of 24th April, 2006.

end of 1Q07, the total number of clients in service shows an annual growth for the last 12 months of (i) 5.9% in fixed telephony (ii) 38.3% in broadband, as a consequence of strong growth in Speedy’s clients, (iii) 18.2% in Subscription TV with the incorporation of satellite technology for those clients who live in remote places, and (iv) 3.8% in Public and Rural Telephony, despite the increase of illegal installations which has resulted in a significant number of lines disconnected.

As for the performance of the businesses, local telephony revenues for 1Q07 decreased by 3.7% over 1Q06, reaching S/. 398 million. This reduction can be chiefly explained by the 10.2% lower of fixed rate revenues due to a fall of 12.4% in average tariff - caused by implementation of the Productivity Factor and the execution of agreements established with the Government. Besides, there was a 17.1% reduction in the invoiced traffic from fixed-to-fixed due to the drop in average tariff, caused by implementation of the Productivity Factor. On the other hand, there were higher revenues in Fixed-Mobile Traffic of 13.4%, boost by growth in traffic of 18.3%. In the same manner, it is important to comment the 6.0% year over year increase of the plant in service (135 thousand net lines in the 1Q07) that reached 2.4 million of accesses, partially offsetting these negative impacts.

Long Distance revenues in the 1Q07 totaled S/. 98 million, showing a 3.9% increase over 1Q06. The increase of 9.8% in International Long Distance (ILD) revenues are explained by an higher outgoing traffic; and was offset by the 0.1% lower National Long Distance (NLD) revenues. It is important to highlight that the high competitive environment has been impacting the NLD market, mainly in the pre-paid cards entry.

On the other hand, Public and Rural Telephony revenues in the 1Q07 reached S/. 197 million, 22.1% lower than those recorded in the 1Q06. The reduction, with a particularly impact in Long Distance service, is mainly due to the substitution effect from mobile telephony, increase in informal “locutorios” and the competitive environment. This decrease occurs despite the 3.8% y-o-y climb of the plant in service, and 9.1% y-o-y increase in revenues of rural telephony.

Regarding Subscription TV business, revenues totaled S/. 99 million in the 1Q07, a 17.0% y-o-y increase. This growth is mainly due to a larger plant in service of traditional cable (531 thousand accesses by the end of March/2007), which climbed 11.8% y-o-y, and the new satellite television DTH (30 thousand accesses by the end of March/2007) as a result of the commercial effort carried out to gain new clients, as well as the execution of a permanent program against illegal installations.

Internet revenues totaled S/. 154 million in the 1Q07, a 26.1% increase over the 1Q06. This raise is chiefly explained by 38.3% growth in broadband plant that reaches 497 thousand accesses.

Revenues from Data and Information Technology reached S/. 68 million in the 1Q07, a decrease of 4.1% over the 1Q06. Lower revenues of Digired circuits that recorded a drop of 39.9% chiefly explain this result.

Operating Expenses

Operating expenses in the 1Q07 decreased by 3.5% over the 1Q06, reaching S/. 934 million, which represents a drop of S/. 34 million, fundamentally due to a drop of S/. 78 million in depreciation and amortization expenses, supplies expenses in S/. 1 million and bad debt provision in S/. 1 million. These expenses reductions were partially offset by the increase of S/. 19 million in interconnection and carrier settlements, S/. 12 million in general and administrative expenses, S/. 13 million in other net revenues and expenses and S/. 2 million in personnel expenses

Operating Result

Operating result in the 1Q07 reached S/. 180 million, which represents an increase of 14.3% over the 1Q06, result of higher revenues from Internet, Subscription TV and the entry of others. In addition, the Company recorded lower expenses (S/. 34 million), which has allowed to offset lower revenues from Public and Local Telephony, Data and Information Technology and higher record of other net revenues and expenses (S/. 13 million), as result of higher legal and tax contingencies.

Non-Operating Results

In the 1Q07, non-operating loss showed a reduction of S/. 9 million over the 1Q06, due to a lower net financial expenses (S/. 6 million) and participation in the results of affiliates (S/. 2 million).

Net Result

The net result reached S/. 81 million in the 1Q07, much higher than the net result of S/. 48 million reported in the 1Q06. Such increase is explained by the better operating and non-operating result.

Consolidated Balance Sheet

The current asset registered at the end of 1Q07 S/. 1,412 million, which represented an increase of S/. 85 million with respect to 4Q06. Also, current liabilities closed at S/. 1,857 million, a reduction of S/. 333 million with respect to 4Q06. As such, the liquidity level at the end of 1Q07, measured by the current assets over current liabilities ratio, reached 0.76, higher than the 0.61 recorded in the 4Q06.

Also, in 1Q07 the net asset reached S/. 4,478 million, a reduction of S/. 171 million compared to 4Q06 due to higher depreciation.

Furthermore, total debt slightly increased from S/. 2,575 million in 4Q06 to S/. 2,642 million in 1Q07, mainly due to the new bonds issuances. Finally, the Shareholders’ Equity increased S/. 85 million over 4T06 and reached S/. 3,146 million in 1Q07.

TABLE 1

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES 1/.

CONSOLIDATED INCOME STATEMENTS IN ADJUSTED SOLES (000) AS OF MARCH 31, 2007

(Prepared In Accordance With Peruvian GAAP)

	1Q06%		1Q07%		Abs. Var. 1Q07-1Q06	% Var 1Q07-1Q06

Total Operating Revenues	1,125,986	100.0	1,114,445	100.0	(11,541)	(1.0)
Local Telephone Service	412,986	36.7	397,789	35.7	(15,197)	(3.7)
Public Telephones	253,183	8.4	197,329	8.8	3,694	3.9
Internet	122,436	22.5	154,392	17.7	(55,854)	(22.1)
Subscription TV	84,742	7.5	99,106	8.9	14,364	17.0
Long Distance	94,129	6.3	97,823	6.1	(2,938)	(4.1)
Business Communications	71,382	10.9	68,444	13.9	31,956	26.1
Other	87,128	7.7	99,562	8.9	12,434	14.3
Total Operating Costs and Expenses	968,146	86.0	934,034	83.8	(34,112)	(3.5)
Interconnection Expenses	150,552	13.4	169,302	15.2	18,750	12.5
Personnel	111,253	9.9	113,751	10.2	2,498	2.2
General and Administrative	281,501	25.0	293,636	26.3	12,135	4.3
Depreciation and Amortization	364,758	32.4	286,845	25.7	(77,913)	(21.4)
Management Fee	14,847	1.3	13,154	1.2	(1,693)	(11.4)
Materials and Supplies	24,480	2.2	23,288	2.1	(1,192)	(4.9)
Provisions	14,584	1.3	13,212	1.2	(1,372)	(9.4)
Own Work Capitalized	(6,933)	(0.6)	(5,539)	(0.5)	1,394	(20.1)
Others Net	13,104	1.2	26,385	2.4	13,281	101.4
Operating Income	157,840	14.0	180,411	16.2	22,571	14.3
Operating Income before Others Net	170,944	15.2	206,796	18.6	35,852	21.0
Interest Income	6,400	0.6	8,815	0.8	2,415	37.7
Interest Expenses	(48,777)	(4.3)	(45,059)	(4.0)	3,718	(7.6)
Inflation Gain (Loss)	(5,344)	(0.5)	(4,934)	(0.4)	410	(7.7)
Results participation of affiliates	(770)	(0.1)	1,653	0.1	2,423	(314.7)
Non Operating Results	(48,491)	(4.3)	(39,525)	(3.5)	8,966	(18.5)
Income Before Taxes and Participations	109,349	9.7	140,886	12.6	31,537	28.8
Workers’ Participation	(16,164)	(1.4)	(16,060)	(1.4)	104	(0.6)
Income Tax	(44,692)	(4.0)	(43,781)	(3.9)	911	(2.0)
Net Income	48,493	4.3	81,045	7.3	32,552	67.1

1/ Starting November 2005 Telefónica del Perú financial statements incorporate the results of Telefónica Empresas S.A.A. reflecting the purchase of 97.86% of the stock of Telefónica Empresas in October of 2005. The merger of aforementioned companies was effective on May 2006. In addition, on December 30th 2006, the merger between Telefónica del Perú S.A.A. and Telefónica Perú Holding S.A.C. was implemented. For comparison purposes the financial statements of Telefónica del Perú S.A.A. have been restructured as if the merger had occurred on the 1st of January of 2005.

TABLE 2

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES 1/

CONSOLIDATED BALANCE SHEET IN NUEVOS SOLES (000) AS OF MARCH 31, 2007

(Prepared In Accordance With Peruvian GAAP)

	1Q07	4Q06	3Q06	2Q06	1Q06
ASSETS
CURRENT ASSETS
Cash and Banks	190,406	131,080	316,860	733,199	464,007
Negociable securities	—	—	34,963	10,984	48,170
Accounts receivable - net	639,540	660,577	701,453	670,744	651,315
Afiliatted Company Loans	350,020	351,340	—	—	—
Other accounts receivable	78,409	48,811	81,671	85,366	128,212
Materials and supplies	46,348	48,358	42,215	38,479	41,667
Prepaid taxes and expenses and others	107,017	86,497	58,944	53,172	34,656
Total current assets	1,411,740	1,326,663	1,236,106	1,591,944	1,368,027
LONG-TERM INVESTMENTS	13,715	10,855	11,011	10,188	11,907
DEFERRED CHARGES	34,425	38,817	31,920	32,678	33,438
PROPERTY, PLANT AND EQUIPMENT	16,476,282	16,416,922	16,280,182	16,127,608	16,025,628
Accumulated depreciation	(11,998,698)	(11,768,833)	(11,464,758)	(11,234,004)	(10,975,249)

	4,477,584	4,648,089	4,815,424	4,893,604	5,050,379
Write-off Provision	(23,654)	(23,654)	(18,329)	(18,363)	(18,363)

	4,453,930	4,624,435	4,797,095	4,875,241	5,032,016
OTHER ASSETS, net	2,149,077	2,202,733	2,194,390	2,248,116	2,295,254
TOTAL ASSETS	8,062,887	8,203,503	8,270,522	8,758,167	8,740,642

1/

Starting on May 2006, Telefónica del Perú financial statements incorporate the results of Telefónica Empresas S.A.A. according to the merger approved on May 2006. In addition, on December 30th 2006, the merger between Telefónica del Perú S.A.A. and Telefónica Perú Holding S.A.C. was implemented. For comparison purposes the financial statements of Telefónica del Perú S.A.A. have been restructured as if the merger had occurred on the 1st of January of 2005.

Starting January 1, 2005 and in accordance with the Consejo Normativo de Contabilidad N°031-2004, the financial statement will not be adjusted for inflation, for accounting matters, and therefore the REI record is not shown.

	1Q07	4Q06	3Q06	2Q06	1Q06
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Overdrafts	11,115	11,207	10,095	5,658	8,670
Accounts payable	450,191	581,090	515,680	491,083	451,732
Other accounts payable	695,871	793,964	759,086	751,773	802,696
Provision for severance indemnities	12,606	5,605	12,223	5,580	12,305
Bank Loans 2/	102,922	177,511	175,516	237,890	236,134
Current portion of long-term debt 2/	397,988	387,423	410,705	408,867	123,322
Current portion of bonds 2/	186,540	233,638	494,373	524,958	492,479
Commercial Papers	0	0	0	0	25,000
Total current liabilities	1,857,233	2,190,438	2,377,678	2,425,809	2,152,338
LONG-TERM DEBT 2/	404,267	403,568	384,038	354,821	535,311
BONDS 2/	1,549,964	1,372,467	1,167,005	1,069,685	1,117,628
GUARANTY DEPOSITS AND OTHERS	65,854	65,724	65,402	65,269	76,793
DEFERRED TAXES	1,039,429	1,110,327	1,197,329	1,261,430	1,329,747
SHAREHOLDERS’ EQUITY
Capital stock	2,591,451	2,727,843	2,727,843	3,322,601	3,322,208
Adittional Capital	4,964	4,964	4,964	4,964	3,815
Treasury Shares	76,206	58,603	58,603	58,603	58,603
Legal reserve	249,407	249,407	0	0	0
Freely distributable Reserves	(2,773)	(6,889)	(5,741)	(3,353)	(3,313)
Other reserves	226,885	27,051	293,401	198,338	147,512
Retained earnings
TOTAL SHAREHOLDERS’ EQUITY	3,146,140	3,060,979	3,079,070	3,581,153	3,528,825

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,062,887	8,203,503	8,270,522	8,758,167	8,740,642

2/	Includes net position for derivatives

TABLE 3

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

Statistical Data, End of Period Figures

	1Q06	2Q06	3Q06	4Q06	1Q07	Var. Abs 1Q07 - 1Q06	1Q07/ 1Q06
FIXED TELEPHONY
Lines Installed	2,538,949	2,580,737	2,605,685	2,645,895	2,662,887	123,938	4.9
Lines in Service (1)	2,393,352	2,439,017	2,473,338	2,503,778	2,535,213	141,861	5.9
Lines in Service per Employee (Telefónica del Perú) (2)	693	623	629	635	639	(54)	(7.8)
Lines in Service per 100 inhabitants (%)	8.5	8.7	8.8	8.8	9.1	0.6	7.1
BASIC TELEPHONY
Lines in Service	2,253,803	2,294,493	2,330,776	2,360,259	2,389,147	135,344	6.0
PUBLIC TELEPHONES
Lines in Service (3)	139,499	144,339	142,275	143,176	144,868	5,369	3.8
BROADBAND
Lines in Service (4)	359,672	389,118	435,444	468,122	497,305	137,633	38.3
SUBSCRIPTION TV
Lines in Service (5)	474,710	490,442	507,528	557,166	561,098	86,388	18.2
TRAFFIC
Loca.l Traffic - Minutes (000) (6)	1,216,188	1,176,153	1,220,611	1,270,330	1,181,462	(34,726)	(2.9)
Long Distance - Minutes (000) (7)	319,281	306,661	338,920	350,691	343,781	24,500	7.7
NUMBER OF EMPLOYEES
Telefónica del Perú (2)	3,452	3,917	3,935	3,945	3,970	518	15.0
Telefónica del Perú and Subsidiaries (8)	6,504	6,340	6,518	5,342	5,343	(1,161)	(17.9)

(1)	Includes Basic Telephony, Public and Rural Telephones, without Cellulars.

(2)	Starting May 2006, includes personnel of Telefónica Empresas due to the merger approved at the General Shareholders’ Meeting held on April 24, 2006.

(3)	Includes Fixed and Mobile Public Telephones, Fixed and Mobile Rural Telephone.

(4)	Includes Speedy Traditional, Speedy Business, Giga ADSL and Cablenet, and starting 2006 includes acces to Optic Fiber.

(5)	Starting 4Q 2006 includes Cable TV and Satellite TV.

(6)	Includes F2F billing (voice and internet), F2M and M2F.

(7)	Excludes Prepaid cards, includes packet minutes plans.

(8)	On October 29, 2006, TUMSAC was sold.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: April 25, 2007	By:	/s/ Julia María Morales Valentín
		Name:	Julia María Morales Valentín
		Title:	General Counsel of Telefónica del Perú S.A.A.